Filed by: Harris Corporation Commission File No. 1-3863 Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: L3 Technologies, Inc. Commission File No. 1-37975 TRANSCRIPT OF HARRIS CHQ QUARTERLY ALL HANDS MEETING October 18, 2018 SCOTT MIKUEN SEGMENT Transcribed by: King Reporting & Video Conference Center 14 Suntree Place, Suite 101 Melbourne, Florida, 32940 (321) 242-8080 Scott Mikuen, Senior Vice President, General Counsel and Secretary 1

MR. MIKUEN: Well, good morning, everybody. I'm just going to talk a couple of minutes about the transaction and some do's and don'ts. A lot of it is really common sense. So we are in the period between sign and close. You might say, well, I saw mid-2019 and why does it take so long to close? Four to six months. There are a couple of reasons for that. The two main approvals that we need is one, is the SEC. So we are issuing our shares. So effectively, the SEC has to go through a review process. The most delicate part of that is creating pro forma financials. So what the company would look like on a combined basis. That's going to take many in this room, on Todd and the accounting teams, a lot of time and effort. The SEC goes through that painstakingly. And so that is part of the process. We also need shareholder approval. So at some point you'll see a very voluminous document -- well, online, you'll see it, not in paper anymore. It will be hundreds of pages. 2

It will describe the merger. It will describe the valuation, the background of the merger. And that's part of the process that is required by the SEC when you need a shareholder vote. So for our shareholders, we need approval as does the L3 shareholders. So that is one of the longer work streams. The other one is regulatory approvals. The merger requires what is called Hart-Scott-Rodino in the US. But there are also some other jurisdictions that require a look at the transaction to make sure it doesn't stifle competition in certain areas. So that process in many circumstances is now the long pole and there are transactions now that are a year or longer. We don't think this will go anywhere near there and we're hoping we can get it within the four to six month period. So what does it mean during this period, what can we do? And the bottom line is we are still separate companies. For most in this room, it's not going to impact very much what you do. It's ordinary course, arm's-length. If you do have interaction with L3 on teaming 3 or transactions, you need to continue to treat them separately and they need to continue to treat us separately. Many in the Corporate and certain other areas are going to be providing lots of information, whether it is for integration -- We still have some ongoing due diligence that is reciprocal. And so, if you're getting information requests, that should all be funneled through the channels that we will come out with some more guidance on. But again, mostly ordinary course and then as I mentioned, the integration team will be the one that will interface, be the go-between between us and L3 and vice versa. Okay, a couple of do's and don'ts. Really, they just follow what I just said about treating each other as separate independent companies. We are permitted to do due diligence. And that is something that is going to happen and we're going to continue to do that. Again, it will be controlled on how we structure it. And we can absolutely, together with L3, 4 plan for the integration. We can prepare and look at the IT systems and all of the other areas that build into the synergies as we go forward. There will be limited site visits and a whole series of integration planning. That is all permitted. Again, it will be guided by the integration team. So if you get requests, you need to make sure that you are aware of the integration team so that if you get calls from people who aren't involved in integration, you should ask the question: Is this authorized contact? Am I able to provide you the information? So it's really more of a process. And on the right you see the prohibited activities. While it would be very tempting to say that we are bidding on something that they are, shouldn't we do it jointly, because we know we are going to close. Well, the answer is that it is illegal to do that. We can't do that. It's called gun-jumping. So we really have to be careful on bids and proposals and places where we are interacting with customers. It has to be very 5 circumspect and limited and there are a lot of questions already coming up to the teams and you can't talk about specific pricing and the like. So the two main things on this are we can't be exchanging confidential or competition sensitive information without going through a very rigorous clean room process. So, that's the general lay of the land. 6

Important Additional Information and Where to Find It This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris. In connection with the proposed merger, Harris will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris, as well as other relevant documents regarding the proposed transaction. The parties also will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about the parties, may be obtained free of charge on the SEC’s website at www.sec.gov, or from Harris by accessing its website at www.harris.com, or from L3 by accessing its website at www.l3t.com. Participants in Solicitation Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the parties’ respective stockholders in respect of the proposed transaction under the rules of the SEC. Information regarding Harris’ directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC. Information regarding L3’s directors and executive officers is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph. Forward-Looking Statements Statements in this communication that are not historical facts are forward-looking statements that reflect Harris’ and L3’s respective management’s current expectations, assumptions and estimates of future performance and economic conditions; words such as “may,” “will,” “should,” “likely,” “projects,” “guidance,” “expects,” “anticipates,” “intends,” “plans,”

“believes,” “estimates,” and similar expressions are used to identify forward-looking statements. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward- looking statements include but are not limited to: statements about the expected timing and completion of the proposed merger, the anticipated benefits of the proposed merger, including estimated synergies, the effects of the proposed merger, including on future financial and operating results and financial position, the integration of the parties’ operations, including accelerated investment in technology and technology capabilities, plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend level, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond either party’s control, that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against either party or their respective directors; the risk that the approval of the stockholders of either party may not be obtained on the expected schedule or at all; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the merger; risks related to business disruptions from the proposed merger that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; risks related to difficulties, inabilities or delays in integrating the parties’ businesses or to realize fully anticipated cost savings and other benefits; the risk that any announcement relating to the proposed merger could have adverse effects on the market price of the common stock of either or both parties and the uncertainty as to the long-term value of the common stock of the combined company following the merger; the risk that the proposed merger and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally; certain restrictions during the pendency of the merger that may impact the ability of either or both parties to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which either or both parties operate; and events beyond the control of either or both parties, such as acts of terrorism. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward- looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission. The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Given these uncertainties, persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.